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March 6, 2018	SEOUL
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VIA EDGAR

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NBHSA Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed February 5, 2018

File No. 333-222267

Dear Mr. McWilliams:

On behalf of NBHSA Inc. (the “Company” or “New BH”), set forth below are the Company’s responses to comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission contained in your letter dated February 20, 2018 (the “Comment Letter”) with regard to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-222267) (the “Registration Statement”) filed by the Company.

For ease of reference, the Staff’s comments have been restated below in their entirety in italicized, bold type in numerical sequence in this letter with the response to each comment set forth immediately below the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. Terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing Amendment No. 2 to the Registration Statement reflecting, as appropriate, the responses to the Staff’s comments contained herein. We are also providing a blackline of Amendment No. 2 to the Registration Statement marked against Amendment No. 1 to the Registration Statement to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in Amendment No. 2 to the Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 6, 2018

General

1.	We note your response to prior comment 1. We are unable to concur with your position that the reorganization does not trigger the requirements of Rule 13e-3. We believe that the structure of the transaction makes reliance on an exception to the rule, including the exception in Rule 13e-3(g)(2), inappropriate. Please further advise or file a Schedule 13E-3 with respect to the transaction.

Company Response

We advise the Staff that the Company has revised the terms of the recapitalization:

•	It remains the case that each share of Biglari Holdings common stock receives 0.1 shares of Class A common stock of New BH and 1 share of Class B common stock of New BH. The Class A common stock of New BH has all of the same voting and other rights as the common stock of Biglari Holdings. The Class B common stock will be non-voting and have economic rights equivalent to one-fifth of a Class A share.

•	Fractional shares of Class A common stock will be issued in the recapitalization. Under the previous terms, some Biglari Holdings shareholders would have received Class B shares and (in some instances) cash in lieu of fractional shares of Class A common stock.

•	Every shareholder of Biglari Holdings will receive voting common stock of New BH and will have the same proportional equity ownership and voting rights following consummation of the reorganization as they have prior to the reorganization.

•	No shareholder will receive cash under the new terms.

The Company believes that the revised terms of the recapitalization do not trigger the requirements of Rule 13e-3. The Company has executed an Amended and Restated Agreement and Plan of Merger (included as Annex I to Amendment No. 2 to the Registration Statement) and has revised the disclosure throughout Amendment No. 2 to the Registration Statement to reflect these revised terms.

Questions and Answers About the Reorganization and Recapitalization, page 5

Why are you creating a new holding company, page 5

2.	We note your response to our prior comment 5. Please clarify why you believe that creating a new holding company in order to create a dual class structure will “[e]liminate confusion with the legacy Steak n Shake Company.” In this regard, we note that you intend to change your name to Biglari Holdings Inc. and that the current holding company is also named Biglari Holdings Inc.

Company Response

In response to the Staff’s comment, the Company has revised the sections entitled “Questions and Answers About The Reorganization and Recapitalization—Why are you creating a new holding company?” and “The Reorganization/Recapitalization Proposal—Reasons for the Reorganization and Recapitalization; Recommendation of the Board of Directors” on pages 5 and 22, respectively, as requested.

Division of Corporation Finance

U.S. Securities and Exchange Commission

March 6, 2018

The Reorganization/Recapitalization Proposal, page 19

Background of the Proposal, page 20

3.	We note your response to our prior comment 11 that “[t]he potential transactions considered by the Board consisted of various forms of financial instruments.” Please briefly describe the “various forms of financial instruments” considered and discuss the board’s reasons for considering and rejecting such financial instruments.

Company Response

In response to the Staff’s comment, the Company has revised the section entitled “The Reorganization/Recapitalization Proposal—Background of the Proposal” on page 20 as requested.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (202) 371-7180.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:	Bruce Lewis

NBHSA Inc.

Marc S. Gerber, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Robert A. Koenig, Esq.

Latham & Watkins LLP